Exhibit 1

Media Release

THURSDAY 14 DECEMBER 2017

WESTPAC FIXES MORTGAGE PROCESS ERROR AND COMPENSATES AFFECTED CUSTOMERS

Westpac is committed to an ongoing review of its products and services to make sure it ‘gets it right’ for customers.

As part of this review, the bank today announced it is compensating customers who held one of 13,000 owner occupier interest only variable home loans affected by a mortgage processing error. The error has led to these customers continuing to make interest only repayments on their mortgage instead of being switched to principal and interest repayments at the end of their interest only period.

The estimated refunds for owner occupier customers are expected to be approximately $11 million, which was included in Westpac Group’s FY17 financial result.

The error predominantly affects loans with an interest only period that expired between 2009 and 2016. St.George, Bank of Melbourne, BankSA and RAMS customers are not affected.

Westpac Chief Executive, Consumer Bank, George Frazis said: “At Westpac, we want our customers to have confidence that if we get something wrong, we acknowledge it and we put it right.

“When we identified this issue, we set about fixing it and understanding the full customer impact. We also notified ASIC and worked with them on our response. Our approach is to ensure no owner occupier customer pays more interest over the originally intended loan term as a result of our mistake.”

“We apologise unreservedly for the error and have now automated the switching process to ensure it does not happen again. Importantly, customers don’t need to do anything. We are contacting customers proactively and will provide compensation to anyone who we believe has been financially disadvantaged.”

Mr Frazis said Westpac is also reviewing interest only investor loans that may have been impacted by this issue, recognising that many investors prefer to continue their interest only loan repayments for financial reasons, including positive tax implications.

Accounting firm, Deloitte, has also been engaged to assess the bank’s approach.

Westpac will contact impacted owner occupier customers from today. It is expected the remediation program for all customers will take around 12 months to complete.

A dedicated customer service line has been established for customers with any queries. Customers can call 1300 132 925.

For Further Information:

David Lording

Corporate Affairs & Sustainability

T. 0419 683 411

Samantha Lo Blanco

Corporate Affairs & Sustainability

T. 0434 699 605